                                                                    EXHIBIT 99.1



                                  AMENDMENT TO
                             1994 STOCK OPTION PLAN

     Pursuant to the duly authorized and executed resolutions of the Board of Directors of Oak Technology, Inc. (the "Company"), Section 2 of the Company's 1994 Stock Option Plan is amended as follows:

     2. STOCK SUBJECT TO THE PLAN The capital stock subject to the Plan shall be shares of the Company's authorized but unissued Common Stock or treasury shares of Common Stock. The maximum aggregate number of shares of Common Stock which may be issued under the Plan is Thirteen Million Nine Hundred Thousand (13,900,000) subject to adjustments pursuant to Section 8 hereof. In the event that any outstanding Option under the Plan shall expire by its terms or is otherwise terminated for any reason (or if shares of Common Stock of the Company that are issued upon exercise of an Option are subsequently reacquired by the Company pursuant to contractual rights of the Company under the particular Option Agreement), the shares of Common Stock allocated to the unexercised portion of such Option (or the shares so reacquired by the Company pursuant to the terms of the Option Agreement) shall again become available to be made subject to Options granted under the Plan.


Dated:   October 23, 2000

                                       Oak Technology, Inc.

                                       By:   /s/ John Edmunds
                                             ---------------------
                                       Its:  Chief Financial Officer